KEY LINK ASSETS CORP.

216 South Jefferson, Suite LL1

Chicago, IL 60661

312-397-9300, Extension 204

January 21, 2014

VIA ELECTRONIC DELIVERY

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, D. C. 20549

Re:	Key Link Assets Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 23, 2013
File Number 333-190836

Dear Ms. Ransom:

This letter is in response to your comment letter dated November 8, 2013 to me as CEO of Key Link Assets Corp. (the “Company”), regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed October 23, 2013. We have today filed electronically on EDGAR a marked copy of Amendment No. 2 to the Company’s Registration Statement on Form S-1/A (the “Registration Statement”) along with this letter. These revisions incorporate the changes made in response to your comments which are itemized below.

General

1.

We note your disclosure throughout the registration statement that you are registering the resale of 590,000 shares of common stock. However, according to the selling shareholders table on page 25, only 59,000 shares of common stock are being sold by selling shareholders. Please thoroughly revise your filing, including the filing fee table if appropriate, to ensure that it is consistent and accurate. In this regard, we note that the legal opinion may need to be revised in order to reference the correct number of shares covered by the registration statement.

Response:

The numbers in the selling shareholder table were missing “0”s and incorrectly showed the amount shareholders paid for their shares instead of the number of shares owned. We have revised the selling shareholder table to correctly reflect that the number of shares owned and to be sold in the offering is 590,000 shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

2.

We note your response to comment 24 in our letter dated September 26, 2013 and your revised disclosure on page 33. We note you disclose in the second paragraph on page 33 that your projected financial requirements for the next 12 months are $163,500. We also note that you continue to disclose on page 27 that anticipated expenses of the offering are $30,000. Your balance sheet at June 30, 2013 reflects cash of $27 and accounts payable of $34,541. It is unclear how your minimal amount of cash will be sufficient to fund your offering costs, service your accounts payable and fund your planned expenditures for the next 12 months. Accordingly, as previously requested, please revise your disclosure in Management’s Discussion and Analysis to provide a more focused discussion of your viable plan to continue in business as a going concern for the twelve months succeeding the anticipated effective date of the offering. Please refer to Section 607.02 of the Codification of Financial Reporting Releases.

Response:

The Company has obtained several concessions regarding payment of expenses and extensions of payables as described in the Registration Statement. The Maturity Dates of outstanding Notes Payable have been extended to June 30, 2015, legal fees have been converted to a Note Payable with a Maturity Date of June 30, 2015, I have provided a commitment to pay certain offering expenses in exchange for a Note Payable with a due date of June 30, 2015, loan commitments have been secured from the major shareholders to pay costs associated with securities filings during 2014 in exchange for Notes Payable with a Maturity Date of June 30, 2015, and legal counsel has verbally agreed to accept a Note Payable for services provided in 2014, which Note Payable would bear a Maturity Date of June 30, 2015. These measures are more fully described in the MD&A, and agreements which are evidenced by a written agreement have been filed with the Registration Statement as exhbits.

Financial Statements, page F-1

3.

We remind you of the updating requirements of rule 8.08 of Regulation S-X which are applicable to your financial statements and financial information included in your registration statement. You will need to update your financial statements and financial information in the event of a delay in the effectiveness of your registration statement beyond November 12, 2013.

Response:

Financial statements for the quarter ended September 30, 2013 are included in the Registration Statement, and a discussion of the quarterly results has been inserted in the MD&A.

Exhibits

4.

Please file Exhibit 10.1, “Key Link Asset Corp. 2010 Incentive Compensation Plan.” We note your reference in the Exhibit Index that this exhibit has been previously filed. However, it was not included in the exhibits filed on August 27, 2013 with the Registration Statement on Form S-1.

Response:

We have filed the Company’s 2010 Incentive Compensation Plan which was inadvertently omitted from previously filings.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated November 8, 2013.  However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

/s/ Shawn P. Clark

Shawn P. Clark

Chief Executive Officer

3